NO ACT

PE
12-2-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070035

Received SEC

DEC 15 2008

Washington, DC 20549

December 15, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-15-08

Sharon West
Acting Executive Director
Central Laborers' Pension, Welfare and Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Re: Whole Foods Market, Inc.
Incoming letter dated December 2, 2008

Dear Ms. West:

This is in response to your letter dated December 2, 2008 concerning the shareholder proposal submitted to WFM by the Central Laborers' Pension, Welfare and Annuity Funds. On November 25, 2008, we issued our response expressing our informal view that WFM could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

PROCESSED
DEC 22 2008
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

cc: Bruce H. Hallett
Hallet & Perrin, P.C.
2001 Bryan Street
Suite 3900
Dallas, TX 75201

Central Laborers' Pension, Welfare and Annuity Funds

P.O. BOX 1267
JACKSONVILLE, ILLINOIS 62651
PHONE 217-243-8521

December 2, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Whole Foods Market, Inc.'s Request for No-Action Advice Concerning the Central Laborers' Pension, Welfare & Annuity Funds' Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds ("Fund") hereby submits this letter in reply to Whole Foods Markets, Inc.'s ("Whole Foods" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Matter of Succession Planning is Not a Matter of Ordinary Business and thus the Company Fails to Satisfy its Burden under Rule 14a-8(i)(7).

The Company's exclusive basis for arguing that the Proposal may be excluded is its contention that the Proposal pertains to matters of Whole Foods' ordinary business operations. The Company's argument misconstrues the ordinary business exclusion and should be rejected.

The Company notes that

> In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that '**certain tasks are so fundamental to management's ability to run a company on a day-to-day basis** that they could not, as a practical matter, be subject to direct shareholder oversight.' Examples cited by the Commission included the 'management of the workforce, such as the hiring, promotion, and termination of employees....'

> The second consideration underlying the policy of the ordinary business exception is the 'degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.' (emphasis added)

Succession planning is not fundamental to <u>management's</u> ability to run the company

The first prong of the ordinary business analysis requires determining whether the Fund's proposal relates to a subject fundamental to ***management's*** ability to run the company on a day-to-day basis. The Proposal does not; it relates to a core function of the board of directors, as the Company recognizes.

Succession planning is a function of the board of directors. The Company notes:

> While not essential to the analysis under Rule 14a-8(i)(7), it is important to mention that succession planning, including CEO succession, is an identified function in the WFM board of directors' mission statement and role definition, all as set forth in WFM's Corporate Governance Principles (February 2007 version)

The Company's Corporate Governance Principles provide in pertinent part:

> **5. Succession Planning.** The Board of Directors reviews succession plans for the position of CEO as well as certain other senior management positions. The CEO reports to the Board of Directors periodically on succession planning and management development and provides the Board with recommendations of potential successors. The CEO also makes available to the Board of Directors, on a continuing basis, recommendations regarding who should assume the position of CEO in the event that he or she becomes unable or unwilling to perform the duties of this position.

The essence of the Proposal is the Fund's request

> [T]hat the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including . . .
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

For the Company to prevail in its request for no-action relief, the Staff would have to conclude that succession planning is effectively a management function. Yet it is difficult to conceive of an issue less within management's exclusive purview than succession planning. Shareholders elect directors to oversee management and the company and protect shareholders' interests.

Perhaps the most important duty directors have is to select proper management. Certainly shareholders have the right to request that the board inform shareholders of the manner in which it is fulfilling one of its key functions, that of succession planning. This is evidenced, in part, by the fact that seven companies have recently adopted this succession planning proposal, including Advanced Auto Parts, Altria, Cheesecake Factory, Krispy Kreme, Limited Brands, Robert Half International, and Tim Hortons.

We also note that the Staff has consistently and appropriately ruled that shareholders have the right to submit shareholder proposals related to the compensation of senior executives. By the same token, we submit that shareholders should have the right to submit proposals concerning the Board's succession plans for senior executives.

Our Proposal is not an inappropriate attempt to micro-manage the Company.

The second prong of the ordinary business exclusion requires a persuasive demonstration by the Company that the Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal does not do so. Rather, it requests in a straight-forward and reasoned fashion that the Board of Directors amend its corporate governance principles by adopting a written and detailed succession planning policy and then provide disclosure to shareholders.

Such a request certainly seems reasonable at a company run by its founder. As the Company's website notes, John P. Mackey, co-founder of the Company, has served as Chairman of the Board and Chief Executive Officer since 1980. The Proposal does not seek to control or even influence the Company's succession planning beyond requesting that the Board consider certain best practices and then report to shareholders. Such is precisely the purpose of shareholder proposals and the Company should not be allowed to avoid placing the matter before them. Given the critically-important nature of succession planning, shareholders deserve no less.

The Proposal appropriately addresses the Board's role in succession planning and for this reason the Company's request for no-action relief should be denied.

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(7) and its request for no-action relief should be denied.

Sincerely,

Sharon West
Acting Executive Director

SW/df

END